Ex. 99.1

WHITNEY HOLDING CORPORATION
228 ST. CHARLES AVENUE
                                          NEW ORLEANS, LA  70130
www.whitneybank.com

NEWS RELEASE

CONTACT:	Thomas L. Callicutt, Jr.	FOR IMMEDIATE RELEASE
	Trisha Voltz Carlson	January 28, 2009
504/299-5208
tcarlson@whitneybank.com

WHITNEY REPORTS 2008 FOURTH QUARTER AND ANNUAL EARNINGS

New Orleans, Louisiana.  Whitney Holding Corporation’s (NASDAQ—WTNY) net income available to common shareholders totaled $8.2 million in the quarter ended December 31, 2008, compared with $7.0 million for the third quarter of 2008 and $30.2 million for 2007’s fourth quarter.  Earnings were $.12 per diluted common share for the fourth quarter of 2008, $.11 for the current year’s third quarter and $.45 for the fourth quarter of 2007.  For the year ended December 31, 2008, net income available to common shareholders totaled $58.0 million, or $.89 per diluted share, compared with earnings of $151.1 million for 2007, or $2.23 per diluted share.
“Results for the fourth quarter were similar to the results we reported for the past two quarters, with high credit costs and some worsening in credit quality metrics, mainly in our Tampa market,” said John C. Hope, III, Chairman and CEO.  “However, once again, we were able to pay for credit costs out of earnings, report a profit and - just as important – still make loans.”
Loans increased $1 billion during the quarter and deposits increased $1.2 billion.  Approximately $605 million of the increase in loans and $635 million of the increase in deposits was related to the acquisition of Parish National Corporation (Parish), which was first announced on June 9, 2008.  This transaction, which closed on November 7, 2008, was valued at approximately $158 million, with $97 million paid to Parish’s shareholders in cash and the remainder in Whitney stock totaling 3.33 million shares.
 “Whitney is and has always been a fundamentally good bank,” said Hope.  “The additional funds received through our issuance of preferred stock to the U. S. Treasury strengthens our ability to continue providing both lending and deposit services to customers and communities across our

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footprint as we and the entire nation face the challenges that have and will come from these unprecedented economic times.”
Whitney completed its $300 million preferred stock sale under the Treasury’s Capital Purchase Program on December 19, 2008.

HIGHLIGHTS OF FOURTH QUARTER FINANCIAL RESULTS
Loans and Earning Assets
The organic loan growth of 5%, or $399 million, during the fourth quarter of 2008 was supported by demand from most markets within Whitney’s footprint, led by 10% growth in the Texas portfolio and 7% growth in the portfolio for metropolitan New Orleans.  Approximately three-quarters of the organic growth in the quarter was from commercial and industrial (C&I) customers.  Economic conditions will likely restrain loan demand and the rate of portfolio growth moving into 2009.
Earning assets for the fourth quarter of 2008 increased 8%, or $828 million, on average compared to the third quarter of 2008.  Average loans increased $698 million between these periods, with approximately $360 million from Parish.
Deposits and Funding
Deposits at December 31, 2008 were up 15%, or $1.2 billion, from September 30, 2008, and average deposits in the fourth quarter of 2008 increased $416 million from the third quarter of 2008.  Year-end deposit balances include some seasonal inflows.  Deposits associated with Parish accounted for approximately $635 million of the period-end increase and $380 million of the increase in average deposits.
Noninterest-bearing deposits for the current quarter were up 7% on average and 15%, or $424 million, on an end-of-period basis from the third quarter of 2008.  Parish’s demand deposits totaled approximately $164 million at December 31, 2008.
Demand deposits comprised 34% of total average deposits and funded approximately 28% of average earning assets for the fourth quarter of 2008 and the percentage of funding from all noninterest-bearing sources totaled 31%, the same as in 2008’s third quarter.  Higher-cost interest-bearing funds, which include time deposits and borrowings, funded 39% of average earning assets in 2008’s fourth quarter, up from 37% in the third quarter of 2008.

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Net Interest Income
Net interest income (TE) for the fourth quarter of 2008 increased 7%, or $8.3 million, compared to the third quarter of 2008.  Average earning assets grew 8% between these periods, while the net interest margin (TE) compressed by only 4 basis points.  Net interest income in the fourth quarter of 2008 benefited from abnormally wide spreads between Libor rates and other benchmark rates used to reset variable-rate loans.  The rates on approximately 28% of the loan portfolio at December 31, 2008 vary based on Libor benchmarks.
Provision for Credit Losses and Credit Quality
Whitney provided $45.0 million for credit losses in the fourth quarter of 2008, compared to $40.0 million in 2008’s third quarter.  Net loan charge-offs in 2008’s fourth quarter were $19.7 million or .91% of average loans on an annualized basis, compared to $24.5 million in the third quarter of 2008.  The allowance for loan losses increased $35.7 million during the current quarter and represented 1.77% of total loans at December 31, 2008, up from 1.55% at the end of 2008’s third quarter.
Continuing weaknesses in residential-related real estate markets, primarily in the Tampa, Florida area, accounted for approximately $25 million of the provision, mainly related to loans for residential development or for rental operations.   Loans for commercial real estate development or investment with identified weaknesses accounted for approximately $9 million of the provision, again concentrated in the Tampa area.  Problem C&I credits added approximately $7 million to the provision for the fourth quarter of 2008, with no significant regional concentration.  Management added approximately $3 million to the allowance and provision based on its regular assessment of current economic conditions and other qualitative factors.
The total of loans criticized through the Company’s credit risk-rating process was $770 million at December 31, 2008, which represented 8.5% of total loans and a net increase of $184 million from September 30, 2008.  Criticized loans from the Parish acquisition accounted for approximately $55 million of the increase.  Over half of the remaining increase came from loans for residential development or investment, the majority of which were from the Tampa market.

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Noninterest Income
Noninterest income for 2008’s fourth quarter increased 6%, or $1.6 million, from the third quarter of 2008, with approximately $1.2 million from Parish’s operations.  Deposit service charge income in the fourth quarter of 2008 was up 11%, or $.9 million, including approximately $.4 million from Parish.  The remaining increase reflected higher commercial account fees mainly driven by a reduction in the earnings credit allowance in response to a sharp drop in benchmark market interest rates.
Fee income from Whitney’s secondary mortgage market operations increased 26%, but would have been flat without Parish’s contribution, reflecting difficult financial and housing market conditions.  The categories comprising other noninterest income increased a combined $.5 million compared to the third quarter of 2008, with $.2 million related to Parish and the remainder primarily from nonrecurring revenue sources.
Noninterest Expense
The Parish acquisition added approximately $6.8 million to noninterest expense for the fourth quarter of 2008, including approximately $1.8 million to integrate Parish’s customers, employees and operating systems, and $.7 million for the amortization of intangible assets acquired.  Excluding the costs associated with Parish, total noninterest expense decreased approximately $4.3 million, or 5%, from the third quarter of 2008.  The following discusses some of the more significant changes in individual expense categories compared to the third quarter of 2008 excluding Parish’s impact:
•
Employee compensation was down $7.0 million, excluding $2.2 million associated with Parish.  Essentially all of the decrease was associated with updated performance estimates under management and sales-based incentive plans.  Employee benefits expense was down $2.7 million from the third quarter of 2008, excluding $.4 million for Parish.  The main factor was a reduction in expense for the defined benefit pension plan during the fourth quarter.

•
Legal and other professional fees increased $1.6 million, before the $1.3 million of Parish costs mainly associated with the conversion.  Projects primarily associated with process improvements and technology enhancements added approximately $1.0 million in professional services expense, while legal expense was impacted by higher costs associated with problem loan collection efforts and services related to Whitney’s participation in the Treasury’s Capital Purchase Program.

•
Other noninterest expense increased approximately $3.7 million compared to the third quarter of 2008, excluding approximately $1.0 million for Parish.  Costs associated with problem loan collections and foreclosed asset management increased approximately $1.0 million.    Expenses associated with investments in projects that generate tax credits increased $1.2 million on expanded activities.  Whitney also took a $1.9 million charge during the fourth quarter related to the planned closure of certain branch facilities in early 2009 that was approved as part of the ongoing implementation of Whitney’s strategic plan.  Other noninterest expense in the third quarter of 2008 included $2.1 million for uninsured casualty losses and expenses arising from Hurricanes Gustav and Ike.

Capital
Regulatory capital ratios have been and remain well above those required for the Company and Whitney National Bank to be considered well-capitalized institutions.  The $300 million of equity raised through the preferred stock issue to the Treasury added to these well-capitalized positions as of December 31, 2008. The Company’s tangible equity ratio was 8.95% at the end of 2008’s fourth quarter, up from 7.89% at September 30, 2008.  Whitney’s regulatory leverage ratio was 9.87% at December 31, 2008 compared to 8.14% at the end of the third quarter of 2008.

Conference Call and Additional Financial Information

Management will host a conference call today at 3:30 p.m. CST to review fourth quarter 2008 results.  Analysts and investors may dial in and participate in the question/answer session.  A live listen-only webcast of the call will be available under the Investor Relations section of our website at http://www.whitneybank.com.  To participate in the Q&A portion of the call, dial (800) 811-0667 or (913) 312-1272.  An audio archive of the conference call will be available under the Investor Relations section of our website.  A replay of the call will also be available through February 3, 2009 by dialing (888) 203-1112 or (719) 457-0820, passcode 6427557.

This earnings release, including additional financial tables related to fourth quarter 2008 results, is posted in the Investor Relations section of the Company's web site at http://investor.whitneybank.com/releases.cfm?ReleasesType=Earnings&Year=2008.

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Whitney Holding Corporation, through its banking subsidiary Whitney National Bank, serves the five-state Gulf Coast region stretching from Houston, Texas; across southern Louisiana and the coastal region of Mississippi; to central and south Alabama; the panhandle of Florida; and the Tampa Bay metropolitan area of Florida.
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Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements provide projections of results of operations or of financial condition or state other forward-looking information, such as expectations about future conditions and descriptions of plans and strategies for the future.  The forward-looking statements made in this release include, but may not be limited to, expectations regarding future loan demand, capital adequacy and capital ratios, and credit quality trends.
Whitney’s ability to accurately project results or predict the effects of future plans or strategies is inherently limited.  Although Whitney believes that the expectations reflected in its forward-looking statements are based on reasonable assumptions, actual results and performance could differ materially from those set forth in the forward-looking statements.  Factors that could cause actual results to differ from those expressed in the Company’s forward-looking statements include, but are not limited to, those outlined in Whitney’s public filings with the Securities and Exchange Commission, which are available at the SEC’s internet site (http://www.sec.gov).
You are cautioned not to place undue reliance on these forward-looking statements.  Whitney does not intend, and undertakes no obligation, to update or revise any forward-looking statements, whether as a result of differences in actual results, changes in assumptions or changes in other factors affecting such statements, except as required by law.

(WTNY-E)

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WHITNEY HOLDING CORPORATION AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS
	Fourth	Fourth	Year Ended
	Quarter	Quarter	December 31
(dollars in thousands, except per share data)	2008	2007	2008	2007

INCOME DATA
Net interest income	$119,540	$116,336	$455,645	$464,791
Net interest income (tax-equivalent)	120,902	117,782	460,662	470,868
Provision for credit losses	45,000	10,000	134,000	17,000
Noninterest income	27,050	24,080	107,172	126,681
Net securities gains in noninterest income	-	-	67	(1)
Noninterest expense	92,026	85,774	351,094	349,108
Net income	8,808	30,244	58,585	151,054
Net income available to common shareholders	8,220	30,244	57,997	151,054

QUARTER-END BALANCE SHEET DATA
Loans	$ 9,081,850	$ 7,585,701	$ 9,081,850	$ 7,585,701
Investment securities	1,939,355	1,985,237	1,939,355	1,985,237
Earning assets	11,209,246	10,122,071	11,209,246	10,122,071
Total assets	12,380,501	11,027,264	12,380,501	11,027,264
Noninterest-bearing deposits	3,233,550	2,740,019	3,233,550	2,740,019
Total deposits	9,261,594	8,583,789	9,261,594	8,583,789
Shareholders' equity	1,525,478	1,228,736	1,525,478	1,228,736

AVERAGE BALANCE SHEET DATA
Loans	$ 8,700,317	$ 7,542,040	$ 8,066,639	$ 7,344,889
Investment securities	1,876,338	1,979,044	1,967,375	1,893,866
Earning assets	10,719,892	9,857,897	10,122,620	9,636,586
Total assets	11,777,922	10,716,391	11,080,342	10,512,422
Noninterest-bearing deposits	2,975,869	2,679,261	2,786,003	2,708,353
Total deposits	8,646,612	8,406,547	8,368,937	8,397,778
Shareholders' equity	1,264,714	1,257,220	1,225,177	1,209,923

COMMON SHARE DATA
Earnings per share
Basic	$ .12	$ .45	$ .90	$ 2.26
Diluted	.12	.45	.89	2.23
Cash dividends per share	$ .20	$ .29	$ 1.13	$ 1.16
Book value per share, end of period	$18.29	$18.67	$18.29	$18.67
Tangible book value per share, end of period	$11.48	$13.37	$11.48	$13.37
Trading data
High sales price	$26.37	$28.35	$33.02	$33.26
Low sales price	14.14	22.46	13.96	22.46
End-of-period closing price	15.99	26.15	15.99	26.15
Trading volume	42,771,277	30,514,264	214,317,545	88,480,468

RATIOS
Return on average assets	.30%	1.12%	.53%	1.44%
Return on average common equity	2.67	9.54	4.77	12.48
Net interest margin	4.49	4.75	4.55	4.89
Common dividend payout ratio	166.07	64.16	127.37	52.05
Average loans to average deposits	100.62	89.72	96.39	87.46
Efficiency ratio	62.20	60.46	61.84	58.42
Allowance for loan losses to loans, end of period	1.77	1.16	1.77	1.16
Annualized net charge-offs to average loans	.91	.21	.88	.11
Nonperforming assets to loans plus foreclosed
assets and surplus property, end of period	3.61	1.64	3.61	1.64
Average shareholders' equity to average total assets	10.74	11.73	11.06	11.51
Tangible equity to tangible assets, end of period	8.95	8.24	8.95	8.24
Leverage ratio, end of period	9.87	8.79	9.87	8.79
Tax-equivalent (TE) amounts are calculated using a federal income tax rate of 35%.
The efficiency ratio is noninterest expense to total net interest (TE) and noninterest income (excluding securities gains and losses).

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WHITNEY HOLDING CORPORATION AND SUBSIDIARIES
QUARTERLY TRENDS
	Fourth	Third	Second	First	Fourth
	Quarter	Quarter	Quarter	Quarter	Quarter
(dollars in thousands, except per share data)	2008	2008	2008	2008	2007

INCOME DATA
Net interest income	$119,540	$111,435	$111,125	$113,545	$116,336
Net interest income (tax-equivalent)	120,902	112,601	112,344	114,815	117,782
Provision for credit losses	45,000	40,000	35,000	14,000	10,000
Noninterest income	27,050	25,472	26,174	28,476	24,080
Net securities gains in noninterest income	-	67	-	-	-
Noninterest expense	92,026	89,549	85,590	83,929	85,774
Net income	8,808	7,048	12,874	29,855	30,244
Net income available to common shareholders	8,220	7,048	12,874	29,855	30,244

QUARTER-END BALANCE SHEET DATA
Loans	$ 9,081,850	$ 8,077,775	$ 7,962,543	$ 7,723,508	$ 7,585,701
Investment securities	1,939,355	1,812,025	1,955,692	2,131,446	1,985,237
Earning assets	11,209,246	9,943,868	9,955,091	9,882,369	10,122,071
Total assets	12,380,501	10,987,447	11,016,323	10,781,912	11,027,264
Noninterest-bearing deposits	3,233,550	2,809,923	2,773,086	2,724,396	2,740,019
Total deposits	9,261,594	8,054,431	8,266,880	8,295,298	8,583,789
Shareholders' equity	1,525,478	1,183,001	1,183,078	1,214,425	1,228,736

AVERAGE BALANCE SHEET DATA
Loans	$ 8,700,317	$ 8,007,507	$ 7,866,942	$ 7,685,478	$ 7,542,040
Investment securities	1,876,338	1,853,581	2,025,397	2,116,433	1,979,044
Earning assets	10,719,892	9,892,165	9,929,683	9,944,709	9,857,897
Total assets	11,777,922	10,902,329	10,838,912	10,796,496	10,716,391
Noninterest-bearing deposits	2,975,869	2,771,101	2,747,125	2,647,995	2,679,261
Total deposits	8,646,612	8,230,249	8,220,223	8,377,141	8,406,547
Shareholders' equity	1,264,714	1,192,535	1,213,461	1,229,921	1,257,220

COMMON SHARE DATA
Earnings per share
Basic	$ .12	$ .11	$ .20	$ .46	$ .45
Diluted	.12	.11	.20	.45	.45
Cash dividends per share	$ .20	$ .31	$ .31	$ .31	$ .29
Book value per share, end of period	$18.29	$18.49	$18.51	$18.90	$18.67
Tangible book value per share, end of period	$11.48	$13.13	$13.12	$13.51	$13.37
Trading data
High sales price	$26.37	$33.02	$26.32	$27.49	$28.35
Low sales price	14.14	13.96	17.85	21.12	22.46
End-of-period closing price	15.99	24.25	18.30	24.79	26.15
Trading volume	42,771,277	72,540,716	53,522,061	45,483,491	30,514,264

RATIOS
Return on average assets	.30%	.26%	.48%	1.11%	1.12%
Return on average common equity	2.67	2.35	4.27	9.76	9.54
Net interest margin	4.49	4.53	4.54	4.64	4.75
Common dividend payout ratio	166.07	285.63	155.49	67.23	64.16
Average loans to average deposits	100.62	97.29	95.70	91.74	89.72
Efficiency ratio	62.20	64.89	61.79	58.57	60.46
Allowance for loan losses to loans, end of period	1.77	1.55	1.38	1.19	1.16
Annualized net charge-offs to average loans	.91	1.22	.86	.53	.21
Nonperforming assets to loans plus foreclosed
assets and surplus property, end of period	3.61	3.15	2.03	1.96	1.64
Average shareholders' equity to average total assets	10.74	10.94	11.20	11.39	11.73
Tangible equity to tangible assets, end of period	8.95	7.89	7.86	8.32	8.24
Leverage ratio, end of period	9.87	8.14	8.27	8.45	8.79
Tax-equivalent (TE) amounts are calculated using a federal income tax rate of 35%.
The efficiency ratio is noninterest expense to total net interest (TE) and noninterest income (excluding securities gains and losses).

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WHITNEY HOLDING CORPORATION AND SUBSIDIARIES
DAILY AVERAGE CONSOLIDATED BALANCE SHEETS
	Fourth	Fourth	Year Ended
	Quarter	Quarter	December 31
(dollars in thousands)	2008	2007	2008	2007
ASSETS
EARNING ASSETS
Loans	$ 8,700,317	$ 7,542,040	$ 8,066,639	$ 7,344,889
Investment securities
Securities available for sale	1,654,548	1,698,264	1,707,989	1,619,719
Securities held to maturity	221,790	280,780	259,386	274,147
Total investment securities	1,876,338	1,979,044	1,967,375	1,893,866
Federal funds sold and short-term investments	129,124	319,675	74,587	377,943
Loans held for sale	14,113	17,138	14,019	19,888
Total earning assets	10,719,892	9,857,897	10,122,620	9,636,586
NONEARNING ASSETS
Goodwill and other intangible assets	410,595	349,455	361,841	346,758
Accrued interest receivable	43,066	49,346	43,187	48,682
Other assets	748,820	542,076	662,205	559,400
Allowance for loan losses	(144,451)	(82,383)	(109,511)	(79,004)

Total assets	$ 11,777,922	$ 10,716,391	$ 11,080,342	$ 10,512,422

LIABILITIES
INTEREST-BEARING LIABILITIES
Interest-bearing deposits
NOW account deposits	$ 1,076,260	$ 1,031,659	$ 1,068,468	$ 1,034,811
Money market investment deposits	1,216,300	1,231,267	1,220,312	1,222,341
Savings deposits	916,064	890,732	917,531	920,028
Other time deposits	834,400	853,076	774,512	829,264
Time deposits $100,000 and over	1,627,719	1,720,552	1,602,111	1,682,981
Total interest-bearing deposits	5,670,743	5,727,286	5,582,934	5,689,425

Short-term borrowings	1,570,987	747,389	1,197,869	641,758
Long-term debt	164,263	168,348	160,880	136,459
Total interest-bearing liabilities	7,405,993	6,643,023	6,941,683	6,467,642
NONINTEREST-BEARING LIABILITIES
Noninterest-bearing deposits	2,975,869	2,679,261	2,786,003	2,708,353
Accrued interest payable	18,050	28,432	20,738	25,059
Other liabilities	113,296	108,455	106,741	101,445
Total liabilities	10,513,208	9,459,171	9,855,165	9,302,499
SHAREHOLDERS' EQUITY
Preferred	41,496	-	10,431	-
Common	1,223,218	1,257,220	1,214,746	1,209,923
Total shareholders' equity	1,264,714	1,257,220	1,225,177	1,209,923

Total liabilities and shareholders' equity	$ 11,777,922	$ 10,716,391	$ 11,080,342	$ 10,512,422

EARNING ASSETS LESS
INTEREST-BEARING LIABILITIES	$ 3,313,899	$ 3,214,874	$ 3,180,937	$ 3,168,944

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WHITNEY HOLDING CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
	December 31	September 30	December 31
(dollars in thousands)	2008	2008	2007
ASSETS
Cash and due from financial institutions	$ 299,619	$ 296,143	$ 290,199
Federal funds sold and short-term investments	167,268	46,117	534,558
Loans held for sale	20,773	7,951	16,575
Investment securities
Securities available for sale	1,728,962	1,565,459	1,698,795
Securities held to maturity	210,393	246,566	286,442
Total investment securities	1,939,355	1,812,025	1,985,237
Loans	9,081,850	8,077,775	7,585,701
Allowance for loan losses	(161,109)	(125,370)	(87,909)
Net loans	8,920,741	7,952,405	7,497,792
Bank premises and equipment	212,501	183,669	190,095
Goodwill	435,678	331,295	331,295
Other intangible assets	22,883	11,626	17,103
Accrued interest receivable	39,799	37,592	44,860
Other assets	321,884	308,624	119,550
Total assets	$ 12,380,501	$ 10,987,447	$ 11,027,264

LIABILITIES
Noninterest-bearing demand deposits	$ 3,233,550	$ 2,809,923	$ 2,740,019
Interest-bearing deposits	6,028,044	5,244,508	5,843,770
Total deposits	9,261,594	8,054,431	8,583,789
Short-term borrowings	1,276,636	1,465,857	910,019
Long-term debt	179,236	156,907	165,455
Accrued interest payable	19,789	18,457	27,079
Other liabilities	117,768	108,794	112,186
Total liabilities	10,855,023	9,804,446	9,798,528
SHAREHOLDERS' EQUITY
Preferred stock	293,706	-	-
Common stock	2,800	2,800	2,800
Capital surplus	478,932	412,163	408,266
Retained earnings	869,918	875,347	885,792
Accumulated other comprehensive income (loss)	(25,952)	(12,437)	(18,803)
Treasury stock at cost	(93,926)	(94,872)	(49,319)
Total shareholders' equity	1,525,478	1,183,001	1,228,736
Total liabilities and shareholders' equity	$ 12,380,501	$ 10,987,447	$ 11,027,264

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WHITNEY HOLDING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
	Fourth	Third	Fourth	Year Ended
	Quarter	Quarter	Quarter	December 31
(dollars in thousands, except per share data)	2008	2008	2007	2008	2007
INTEREST INCOME
Interest and fees on loans	$ 124,036	$ 116,501	$ 139,114	$ 483,009	$ 554,991
Interest and dividends on investments	21,770	21,823	23,007	91,104	86,871
Interest on federal funds sold and
short-term investments	258	115	3,686	1,753	19,243
Total interest income	146,064	138,439	165,807	575,866	661,105
INTEREST EXPENSE
Interest on deposits	20,407	19,393	40,359	91,596	163,000
Interest on short-term borrowings	3,651	5,259	6,554	18,974	25,055
Interest on long-term debt	2,466	2,352	2,558	9,651	8,259
Total interest expense	26,524	27,004	49,471	120,221	196,314
NET INTEREST INCOME	119,540	111,435	116,336	455,645	464,791
PROVISION FOR CREDIT LOSSES	45,000	40,000	10,000	134,000	17,000
NET INTEREST INCOME AFTER PROVISION
FOR CREDIT LOSSES	74,540	71,435	106,336	321,645	447,791
NONINTEREST INCOME
Service charges on deposit accounts	9,157	8,252	8,126	34,050	30,676
Bank card fees	4,646	4,452	4,309	17,670	16,487
Trust service fees	2,984	3,189	3,354	12,948	12,969
Secondary mortgage market operations	1,340	1,063	1,208	4,899	4,915
Other noninterest income	8,923	8,449	7,083	37,538	61,635
Securities transactions	-	67	-	67	(1)
Total noninterest income	27,050	25,472	24,080	107,172	126,681
NONINTEREST EXPENSE
Employee compensation	34,706	39,456	39,939	150,614	159,850
Employee benefits	6,261	8,547	8,241	32,808	33,694
Total personnel	40,967	48,003	48,180	183,422	193,544
Net occupancy	9,597	9,177	8,022	35,906	33,568
Equipment and data processing	6,525	6,048	5,686	25,035	22,886
Legal and other professional services	5,884	2,951	2,974	13,612	10,652
Telecommunication and postage	2,982	2,684	2,893	11,118	12,420
Corporate value and franchise taxes	2,318	2,324	2,395	9,312	9,571
Amortization of intangibles	2,307	1,641	2,144	7,785	10,879
Other noninterest expense	21,446	16,721	13,480	64,904	55,588
Total noninterest expense	92,026	89,549	85,774	351,094	349,108
Income before income taxes	9,564	7,358	44,642	77,723	225,364
Income tax expense	756	310	14,398	19,138	74,310
Net income	$ 8,808	$ 7,048	$ 30,244	$ 58,585	$ 151,054
Preferred stock dividends	588	-	-	588	-
Net income available to common shareholders	$ 8,220	$ 7,048	$ 30,244	$ 57,997	$ 151,054

EARNINGS PER COMMON SHARE
Basic	$.12	$.11	$.45	$.90	$2.26
Diluted	.12	.11	.45	.89	2.23
WEIGHTED-AVERAGE COMMON
SHARES OUTSTANDING
Basic	66,087,867	64,057,895	66,942,296	64,767,708	66,953,343
Diluted	66,718,007	64,740,931	67,744,528	65,516,642	67,858,307
CASH DIVIDENDS PER COMMON SHARE	$.20	$.31	$.29	$1.13	$1.16

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12
WHITNEY HOLDING CORPORATION AND SUBSIDIARIES
SUMMARY OF INTEREST RATES (TAX-EQUIVALENT)*
	Fourth	Third	Fourth	Year Ended
	Quarter	Quarter	Quarter	December 31
	2008	2008	2007	2008	2007

EARNING ASSETS
Loans**	5.67%	5.79%	7.32%	5.98%	7.55%
Investment securities	4.89	4.95	4.90	4.87	4.85
Federal funds sold and short-term investments	.79	2.13	4.57	2.35	5.09
Total interest-earning assets	5.48%	5.62%	6.74%	5.74%	6.92%

INTEREST-BEARING LIABILITIES
Interest-bearing deposits
NOW account deposits	.45%	.53%	1.13%	.61%	1.17%
Money market investment deposits	.95	.95	2.69	1.13	2.90
Savings deposits	.31	.40	.92	.43	.97
Other time deposits	2.71	2.79	3.95	3.13	3.83
Time deposits $100,000 and over	2.41	2.29	4.27	2.70	4.45
Total interest-bearing deposits	1.43%	1.41%	2.80%	1.64%	2.86%

Short-term borrowings	.92	1.74	3.48	1.58	3.90
Long-term debt	6.00	6.00	6.08	6.00	6.05
Total interest-bearing liabilities	1.43%	1.58%	2.96%	1.73%	3.04%

NET INTEREST SPREAD (tax-equivalent)
Yield on earning assets less cost of interest-
bearing liabilities	4.05%	4.04%	3.78%	4.01%	3.88%

NET INTEREST MARGIN (tax-equivalent)
Net interest income (tax equivalent) as a
percentage of average earning assets	4.49%	4.53%	4.75%	4.55%	4.89%

COST OF FUNDS
Interest expense as a percentage of average interest-
bearing liabilities plus interest-free funds	.99%	1.09%	1.99%	1.19%	2.03%

* Based on a 35% tax rate.
** Net of unearned income, before deducting the allowance for loan losses and including loans held for sale and loans accounted for on a nonaccrual basis.

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13
WHITNEY HOLDING CORPORATION AND SUBSIDIARIES
LOAN QUALITY
	Fourth	Fourth	Year Ended
	Quarter	Quarter	December 31
(dollars in thousands)	2008	2007	2008	2007

ALLOWANCE FOR LOAN LOSSES
Allowance at beginning of period	$125,370	$82,135	$87,909	$75,927
Allowance of acquired banks	9,971	-	9,971	2,791
Provision for credit losses	45,500	9,700	134,500	17,600
Loans charged off	(25,567)	(5,258)	(82,226)	(17,956)
Recoveries on loans previously charged off	5,835	1,332	10,955	9,547
Net loans charged off	(19,732)	(3,926)	(71,271)	(8,409)
Allowance at end of period	$161,109	$87,909	$161,109	$87,909

Allowance for loan losses as a percentage of
loans, at end of period	1.77%	1.16%	1.77%	1.16%

Annualized net charge-offs as a percentage
of average loans	.91	.21	.88	.11

Annualized gross charge-offs as a percentage of
average loans	1.18	.28	1.02	.24

Recoveries as a percentage of gross charge-offs	22.82	25.33	13.32	53.17

RESERVE FOR LOSSES ON
UNFUNDED CREDIT COMMITMENTS
Reserve at beginning of period	$1,300	$1,000	$1,300	$1,900
Provision for credit losses	(500)	300	(500)	(600)
Reserve at end of period	$800	$1,300	$800	$1,300

	December 31	September 30	December 31
(dollars in thousands)	2008	2008	2007

NONPERFORMING ASSETS
Loans accounted for on a nonaccrual basis	$301,095	$235,136	$120,096
Restructured loans accruing	-	-	-
Total nonperforming loans	301,095	235,136	120,096
Foreclosed assets and surplus property	28,067	19,597	4,624
Total nonperforming assets	$329,162	$254,733	$124,720
Loans 90 days past due still accruing	$16,101	$6,145	$8,711

Nonperforming assets as a percentage of loans plus
foreclosed assets and surplus property, at end of period	3.61%	3.15%	1.64%

Allowance for loan losses as a percentage of
nonperforming loans, at end of period	53.51	53.32	73.20

Loans 90 days past due still accruing as a
percentage of loans, at end of period	.18	.08	.11

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14
WHITNEY HOLDING CORPORATION AND SUBSIDIARIES
LOAN PORTFOLIO DETAIL

LOAN PORTFOLIO AT QUARTER-END
		2008				2007
(dollars in millions)		December	September	June	March	December

Commercial & industrial		$3,436	$3,101	$3,087	$2,897	$2,823
Commercial real estate:
Construction, land & land development		1,888	1,682	1,628	1,706	1,771
Commercial real estate		2,269	1,930	1,909	1,827	1,706
Total commercial real estate		4,157	3,612	3,537	3,533	3,477
Residential mortgage		1,079	1,003	983	950	934
Consumer		410	362	356	344	352
Total loans		$9,082	$8,078	$7,963	$7,724	$7,586

GEOGRAPHIC DISTRIBUTION OF LOAN PORTFOLIO AT DECEMBER 31, 2008
				Alabama/		Percent
(dollars in millions)	Louisiana	Texas	Florida	Mississippi	Total	of total

Commercial & industrial	$2,369	$673	$103	$291	$3,436	38%
Commercial real estate:
Residential construction	102	81	56	35	274	3%
Commercial construction, land &
land development	547	396	439	232	1,614	18%
Commercial - owner-user	658	106	181	70	1,015	11%
Commercial - other	615	162	326	151	1,254	14%
Total commercial real estate	1,922	745	1,002	488	4,157	46%
Residential mortgage	608	132	212	127	1,079	12%
Consumer	285	19	67	39	410	4%
Total	$5,184	$1,569	$1,384	$945	$9,082	100%
Percent of total	57%	17%	15%	11%	100%

CRITICIZED LOANS AT DECEMBER 31, 2008
				Alabama/		Percent
(dollars in millions)	Louisiana	Texas	Florida	Mississippi	Total	of loans

Commercial & industrial	$32	$42	$7	$31	$112	3%
Commercial real estate:
Residential construction	11	12	26	1	50	18%
Commercial construction, land &
land development	49	19	190	32	290	18%
Commercial - owner-user	56	4	26	16	102	10%
Commercial - other	35	7	63	14	119	9%
Total commercial real estate	151	42	305	63	561	13%
Residential mortgage	32	2	45	7	86	8%
Consumer	5	-	4	2	11	3%
Total	$220	$86	$361	$103	$770	8%
Percent of loans	4%	5%	26%	11%	8%

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